UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 000-25287

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tower Financial 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tower Financial Corporation
116 East Berry Street
Fort Wayne, Indiana 46802

TOWER FINANCIAL 401(k) PLAN
Fort Wayne, Indiana

FINANCIAL STATEMENTS
December 31, 2009 and 2008

TOWER FINANCIAL 401(k) PLAN
Fort Wayne, Indiana

FINANCIAL STATEMENTS
December 31, 2009 and 2008

Crowe Horwath LLP Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Oversight Committee
Tower Financial 401(k) Plan
Fort Wayne, IN

We have audited the accompanying statements of net assets available for benefits of Tower Financial 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  Schedule H, Line 4i- Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

/s/ Crowe Horwath LLP
                         Crowe Horwath LLP

Oak Brook, Illinois
June 16, 2010

TOWER FINANCIAL 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008
ASSETS

Investments, at fair value (Note 4)	$3,213,375	$2,371,041

Receivables
Participant Contributions	-	-
Employer Contribution	-	-

Total Assets	3,213,375	2,371,041

Net assets, reflecting all investments at fair value	3,213,375	2,371,041

Adjustment from fair value to contract value for fully benefit-responsive contracts	15,729	9,956

NET ASSETS AVAILABLE FOR BENEFITS	$3,229,104	$2,380,997

See accompanying notes to financial statements.

TOWER FINANCIAL 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2009

Additions to net assets attributed to:
Net appreciation in fair value of investments (Note 4)	$491,595
Dividend and interest income	49,657
541,252

Contributions
Participants’	472,476
Employer’s	36,921
509,397

Total additions	1,050,649

Deductions from net assets attributed to:
Benefits paid directly to participants or their beneficiaries	175,045
Administrative expenses	27,497
Total deductions	202,542

Net increase	848,107

Net assets available for benefits
Beginning of year	2,380,997

End of year	$3,229,104

See accompanying notes to financial statements.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Tower Financial 401(k) Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution 401(k) profit sharing plan covering substantially all employees of Tower Financial Corporation (the “Corporation") and its subsidiaries, Tower Bank & Trust Company and Tower Trust Company.  An employee becomes eligible to enter the Plan on January 1, April 1, July 1 and October 1 following attainment of age 18 and completion of 3 months of service.

The Plan was adopted March 1, 1999.  Effective November 1, 2005, the Plan adopted a prototype plan sponsored by Principal Financial Group. Terms of the plan are substantially the same to the prior plan. The Plan provides for retirement, death, disability and termination benefits, and it is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Effective October 1, 2009 the Plan adopted a custom plan sponsored by Principal Financial Group.  The terms are substantially the same as the prototype plan, however, the Corporation is now able to change the employer’s discretionary match on a periodic basis rather than on an annual basis limited by the prototype plan.

Participant Accounts:  Each participant's account is credited with the participant's contribution and an allocation of (a) the Corporation’s contributions, and (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions:  Each year, participants may contribute a specified portion of their pretax annual compensation to the Plan, subject to certain limitations set forth by the Internal Revenue Service.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Eligible participants may share in matching contributions equal to a uniform percentage, if any, determined each year by the Corporation.  The Corporation matched up to 25 percent of the first 4 percent contributed by the participant for the period of January 1 through September 30, 2009.  The Corporation ceased matches beginning October 1, 2009.  Additional profit sharing amounts may be contributed at the option of the Corporation’s board of directors. Participants direct the investment of their contributions into various investment options offered by the Plan.  Currently, the Plan offers 22 funds, including Tower Financial Corporation stock, as investment options for participants.  Previously forfeited non-vested accounts are used to reduce the employer matching contributions.  As of December 31, 2009 and 2008, forfeited accounts totaled $0 and $544, respectively that are available to reduce employer-matching contributions.

(Continued)

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Retirement, Death and Disability:  A participant is entitled to 100 percent of his or her account balance upon death, total and permanent disability or retirement.

Vesting:  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the remainder of their account plus earnings thereon is based on years of continuous service.  A participant is 100 percent vested after six years of credited service.

Payment of Benefits:  On termination of service, a participant may elect to receive either a lump sum or a direct rollover equal to the value of his or her vested interest in the account.  Distributions are made in cash.

Loan Provisions:  Participants may borrow from their fund accounts up to the lesser of 50% of their vested account balance or $50,000.  The loans are secured by the balance in the participant’s account and bear reasonable interest rates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles, which significantly affect the determination of net assets and changes in net assets, are summarized below.

Basis of Accounting:  The accounting practices and principles followed by the Plan and the methods of applying those principles conform to U.S. generally accepted accounting principles under the accrual basis.

Investment Valuation and Income Recognition:  The Plan's investments, other than participant loans, are stated at fair value (see Note 4).  Participant loans are reported at amortized cost, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.   Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts

(Continued)

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds a direct interest in a fully benefit-responsive contract (Note 8).

Payment of Benefits: Benefits paid to participants are recorded when paid.

Excess Contributions:  Refunds of excess participant deferral contributions may be required to satisfy the relevant nondiscrimination provisions of the Plan.  Such refunds are accrued as a liability and reduction in contributions in the Plan year in which the excess deferrals were made to the Plan.

Administrative Expenses:  All expenses of administration may be paid out of the Plan unless paid by the Corporation.

Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties:  The Plan provides for various investment options including any combination of mutual funds, stocks, and an investment contract.  The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants individual account balances.

Concentration of Credit Risk:  At December 31, 2009 and 2008, approximately 22.86% and 22.95% of the Plan’s investments were invested in Tower Financial Corporation common stock.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations.  In the event of termination, participants will become 100 percent vested in their accounts.

(Continued)

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 4 – FAIR VALUE

Fair value is the list price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Company common stock:  The fair value of Tower Financial Corporation common stock is determined by obtaining a quoted price from a nationally recognized exchange (level 1 input).

Investment contract:   The fair value of the Plan’s investment contract is estimated based upon the surrender value of the contract, as determined by the contract’s termination provisions (level 3 input).

Participant loans:  Participant loans are reported at amortized cost, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

(Continued)

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 4 – FAIR VALUE (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2009 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual Funds:
Balanced	$704,198	$-	$-
Fixed Income	281,953	-	-
Equity	1,157,869	-	-
Common Stock	-734,704	-
Investment Contract	-	-	298,856
Investments	$2,878,724	$-	$298,856

	Fair Value Measurements at December 31, 2008 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Investments	$2,181,885	$-	$189,156

(Continued)

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 4 – FAIR VALUE (Continued)

The table below presents a reconciliation of all investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2009, including the reporting classifications for the applicable gains and losses included in the statement of changes in net assets available for benefits:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Beginning balance, January 1, 2009	$189,156
Interest income on investment contracts
held at the end of year	9,135
Change in adjustment from fair value to
contract value of fully- benefit responsive
investment contract	5,773
Purchases, sales, issuances and settlements (net)	94,792

Ending balance, December 31, 2009	$298,856

Unrealized appreciation (depreciation) of the fully benefit-responsive investment contract is reported as an increase (decrease) in Plan investments and as an offsetting decrease (increase) in the adjustment from fair value to contract value reported in the 2009 statement of net assets available for benefits, with no effect on the 2009 change in net assets available for benefits.

(Continued)

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 5 – INVESTMENTS

The following presents investments held by the Plan:

	December 31,
	2009	2008

Mutual Funds

Am Cent Intnl Bond Adv Fund, 3,196 and 2,700 units, respectively	$45,984	$38,012

Am Fds EuroPacific Grth R4 Fund, 5,498 and 5,024 units, respectively*	207,373	138,453

Calvert Soc Inv Bond A Fund, 12,882 and 11,960 units, respectively*	195,041	169,709

Davis New York Venture R Fund, 7,968 and 8,305 units, respectively*	247,483	196,751

Lord Abbett SmallCap Bld P Fund, 13,327 and 12,834 units, respectively*	178,445	139,117

Principal Core Plus Bond I R5 Fund, 701 and 0 units, respectively	7,597	-

Prin Inv LfTm Str Inc R5 Fund, 7,311 and 5,986 units, respectively	71,871	51,542

Prin Inv LifeTime 2010 R5 Fund, 4,757 and 5,851 units, respectively	47,714	48,501

Prin Inv LifeTime 2020 R5 Fund, 23,237 and 21,112 units, respectively*	240,507	176,283

Prin Inv LifeTime 2030 R5 Fund, 21,227 and 25,609 units, respectively*	216,723	207,944

Prin Inv LifeTime 2040 R5 Fund, 4,838 and 4,686 units, respectively	49,878	38,140

Prin Inv LifeTime 2050 R5 Fund, 7,752 and 4,800 units, respectively	76,515	37,204

Prin Inv MidCap Blend R5 Fund, 10,672 and 10,600 units, respectively	120,803	90,945

Prin Inv Real Est Sec R5 Fund, 2,596 and 1,865 units, respectively	33,331	19,356

Prin Intl Emerg Mkts R5 Fund, 4,427 and 1,163 units, respectively	100,616	15,823

(Continued)

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 5 – INVESTMENTS (Continued)

	December 31,
	2009	2008

Prin Inv MidCap S&P 400 Idx R5 Fund, 3,915 and 2,960 units, respectively	$45,215	$25,249

Prin Inv LargeCap S&P 500 Idx R5 Fund, 26,326 and 26,877 units, respectively*	206,661	170,130

Prin Inv SmallCap S&P 600 Idx R5 Fund, 3,944 and 3,384 units, respectively	51,273	35,365

Prin Lifetime 2025 R5 Fund, 113 and -0- units, respectively	964	-

Prin Lifetime 2055 R5 Fund, 3 and -0- units, respectively	26	-

	2,144,020	1,598,524

Investments at Contract Value
Prin Fixed Income 401(a)/(k) Group Annuity Contract No. GA 4-41462 (fair value: $298,856 and $189,156), respectively*	314,585	199,112

Other Investments
Tower Financial Corporation common stock, and 106,891 and 89,939 shares, respectively*	734,704	544,129
Participant Loans	35,795	39,232

	$3,229,104	$2,380,997

* Denotes investment that represents 5 percent or more of the Plan’s net assets in the current year or the prior year.

(Continued)

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 5 – INVESTMENTS (Continued)

The following table presents the net appreciation/(depreciation) (including investments bought, sold and held during the year) in fair value for each of the Plan's investment categories for the year ended December 31, 2009.

Mutual funds	$406,416
Tower Financial Corporation common stock	85,179

$491,595

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others.  Certain Plan investments as of December 31, 2009 and 2008 were shares of Tower Financial Corporation common stock and shares of mutual funds issued by Principal Funds, Inc., an affiliate of Principal Trust Company (Principal).   Principal was the custodian and third party administrator of the Plan and, therefore, these investments qualify as party-in-interest investments.  Participant loans are party-in-interest investments.  The Plan paid for all professional services for the year ended December 31, 2009 totaling $27,497.

During 2009, the Plan purchased 31,239 shares of Tower Financial Corporation common stock at a cost ranging from $4.30 to $7.30 per share.  The Plan sold 14,289 shares of Tower Financial Corporation common stock at a cost ranging from $4.00 to $7.84.

At December 31, 2009 and 2008, the Plan held the following party-in-interest investments:

	December 31,
	2009	2008

At quoted market value
Tower Financial Corporation common stock, 106,891 and 89,939 shares, respectively	$734,704	$544,129
Prin Inv LfTm Str Inc R5 Fund, 7,311 and 5,986 units, respectively	71,871	51,542
Prin Inv LifeTime 2010 R5 Fund, 4,757 and 5,851 units, respectively	47,714	48,501
Prin Inv LifeTime 2020 R5 Fund, 23,237 and 21,112 units, respectively	240,507	176,283

(Continued)

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS (Continued)

	December 31,
	2009	2008

Prin Inv LifeTime 2030 R5 Fund, 21,227 and 25,609 units, respectively	$216,723	$207,944
Prin Inv LifeTime 2040 R5 Fund, 4,838 and 4,686 units, respectively	49,878	38,140
Prin Inv LifeTime 2050 R5 Fund, 7,752 and 4,800 units, respectively	76,515	37,204
Prin Inv MidCap Blend R5 Fund, 10,672 and 10,600 units, respectively	120,803	90,945
Prin Inv Real Est Sec R5 Fund, 2,596 and 1,865 units, respectively	33,331	19,356
Prin Intl Emerg Mkts R5 Fund, 4,427 and 1,163 units, respectively	100,616	15,823
Prin Inv MidCap S&P 400 Idx R5 Fund, 3,915 and 2,960 units, respectively	45,215	25,249
Prin Inv LargeCap S&P 500 Idx R5 Fund, 26,326 and 26,877 units, respectively	206,661	170,130
Prin Inv SmallCap S&P 600 Idx R5 Fund, 3,944 and 3,384 units, respectively	51,273	35,365
Prin Lifetime 2025 R5 Fund, 113 and -0- units, respectively*	964	-
Prin Lifetime 2055 R5 Fund, 3 and -0- units, respectively	26	-

At contract value
Prin Fixed Income 401(a)/(k), Group Annuity Contract No. GA 4-41462, 21,007 and 13,738 units, respectively	$314,585	$199,112

At estimated fair value Loans to participants	$$35,795	$$39,232

(Continued)

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 7 - TAX STATUS

The Plan has applied for a determination letter from the Internal Revenue Service based on the change from a prototype plan to a custom plan.  Although the Plan has not yet received a favorable determination letter, Plan management believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 8 – FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH INSURANCE COMPANY

The Plan holds one fully benefit-responsive investment contract with the Principal Life Insurance Company. Principal maintains the contributions in the general account.  The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The Plan’s investment contract specifies certain conditions under which distributions from the contract would be payable at amounts below contract value.  Such circumstances include plan termination, premature contract termination initiated by the employer, such as employer-level terminations without a 12-month notice to liquidate which may result in a 5% surrender charge. The contract limits the circumstances under which Principal may terminate the contract.  Examples of circumstances which would allow Principal to terminate the contract include the date when both no current deposit arrangements have been made between the employer and Principal and there are no Guaranteed Interest Funds with a value greater than zero under the contract.

If one of these events were to occur, Principal could terminate the contract at amounts less than contract value.  Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a stated rate of return by the issuer.  Such interest rates are reset every January 1 and July 1.  There is no minimum rate per contract. No limitations apply to employee-initiated transactions. Employer level transactions will be subject to either 12-month advance notice or a 5% surrender charge, whichever the plan sponsor chooses.  The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions,

(Continued)

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 8 – FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH
  INSURANCE  COMPANY (Continued)

transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contract.  The resulting gains and losses in the fair value of the investment contracts relative to the contract value, if any, are reflected in the Statement of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit responsive investment contracts.  If the adjustment is positive, this indicates that the contract value is greater than the fair value.

	2009	2008

Average contract yield:
Based on annualized earnings (1)	3.15%	3.50%
Based on interest rate credited to participants (2)	3.15%	3.50%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the contract investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

(Continued)

SUPPLEMENTAL SCHEDULE

TOWER FINANCIAL 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

Name of plan sponsor:	Tower Financial Corporation
Employer identification number:	35-2111180
Three-digit plan number:	001

(b)	(c)		(e)
Identity of Issue, Borrower, (a) Lessor, or Similar Party	Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	Current Value

* Principal Life Insurance Company	Insurance Company General
	PRIN FIXED INCOME 401(A)/(K)
	(Group Annuity Contract No. GA 4-41462)	**	$314,585
Principal Life Insurance Company	Registered Investment Company
	PRINCIPAL CORE PLUS BD I R5 FUND	**	7,597
Calvert Funds	Registered Investment Company
	CALVERT SOC INV BOND A FUND	**	195,041
Davis Funds	Registered Investment Company
	DAVIS NEW YORK VENTURE R FUND	**	247,483
* Principal Funds	Registered Investment Company
	PRIN INV LARGE CAP S&P 500 IDX R5 FUND	**	206,661
* Principal Funds	Registered Investment Company
	PRIN INV LFTM STR INC R5 FUND	**	71,871
* Principal Funds	Registered Investment Company
	PRIN INV LIFETIME 2010 R5 FUND	**	47,714
* Principal Funds	Registered Investment Company
	PRIN INV LIFETIME 2020 R5 FUND	**	240,507
* Principal Funds	Registered Investment Company
	PRIN INV LIFETIME 2025 R5 FUND	**	964
* Principal Funds	Registered Investment Company
	PRIN INV LIFETIME 2030 R5 FUND	**	216,723
* Principal Funds	Registered Investment Company
	PRIN INV LIFETIME 2040 R5 FUND	**	49,878
* Principal Funds	Registered Investment Company
	PRIN INV LIFETIME 2050 R5 FUND	**	76,515
* Principal Funds	Registered Investment Company
	PRIN INV LIFETIME 2055 R5 FUND	**	26
* Principal Funds	Registered Investment Company
	PRIN INV REAL EST SECURITIES R5 FUND	**	33,331
* Principal Funds	Registered Investment Company
	PRIN INTL EMERG MKTS R5 FUND	**	100,616
Lord Abbett	Registered Investment Company
	LORD ABBETT SMALL-CAP BLD P FUND	**	178,445
* Principal Funds	Registered Investment Company
	PRIN INV MID CAP S&P 400 IDX R5 FUND	**	45,215
* Principal Funds	Registered Investment Company
	PRIN INV MIDCAP BLEND R5 FUND	**	120,803
* Principal Funds	Registered Investment Company
	PRIN INV SMALL CAP S&P 600 IDX R5 FUND	**	51,273
American Century Investments	Registered Investment Company
	AM CENT INTL BOND ADV FUND	**	45,984

* - Denotes party-in-interest investment.
** - Investment is participant directed, therefore, historical cost is not required.

(Continued)

TOWER FINANCIAL 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009

Name of plan sponsor:	Tower Financial Corporation
Employer identification number:	35-2111180
Three-digit plan number:	001

(b)	(c)		(e)
Identity of Issue, Borrower, (a) Lessor, or Similar Party	Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	Current Value

The American Funds	Registered Investment Company
	AM FDS EUROPACIFIC GRTH R4 FUND	**	$207,373
* Tower Financial Corporation	Employer Security
	COMMON STOCK	**	734,704

* Participant Loans	Interest rates ranging from 5.25 % to 10.25%		35,795

			$3,229,104

* - Denotes party-in-interest investment.
** - Investment is participant directed, therefore, historical cost is not required.

REQUIRED INFORMATION

Item 4.

The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Plan’s financial statements have been prepared in accordance with the financial reporting requirements of ERISA.   Such financial statements are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Financial Statements and Exhibits

(a)	Financial Statements:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of
December 31, 2009 and 2008

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2009

Notes to Financial Statements

(b)	Exhibits

23.1 - Consent of Crowe Horwath LLP